Exhibit (a)(1)(M)

For Immediate Release	Contact:

Friday, October 7, 2005	Sam Bhatt, Vice President — Finance
609.528.8500

EMTEC, INC. ANNOUNCES

FINAL RESULTS OF SELF TENDER OFFER

TRENTON, NJ – Emtec, Inc. (Over-The-Counter Bulletin Board: ETEC.OB) today announced the final results of its self tender offer which expired at midnight, New York City time, October 4, 2005. In the tender offer, Emtec offered to purchase for cash up to 2,864,584 shares of its common stock at a price per share of $1.92.

Based on the final tabulation by Zions First National Bank, the depositary for the tender offer, 4,984,185 shares were properly tendered and not withdrawn. Because the number of shares of common stock tendered exceeds the number of shares that Emtec offered to purchase, the resulting proration factor is 57.473% of the shares of common stock tendered.

The depositary will promptly issue payment for the shares of common stock validly tendered and accepted under the tender offer and will return all other shares of common stock tendered. As previously announced, Emtec will fund the payment for the shares of common stock validly tendered and accepted under the tender offer from borrowings of approximately $5.5 million under its revolving credit facility.

The shares of common stock purchased represent 16.6% of Emtec’s 17,204,134 shares of common stock issued and outstanding as of October 4, 2005. As a result of the completion of the tender offer, immediately following payment for the tendered shares of common stock, Emtec expects that approximately 14,339,550 shares of common stock will be issued and outstanding.

D.F. King & Co., Inc. acted as the information agent and Zions First National Bank acted as the depositary for the tender offer.

About Emtec, Inc.

Emtec, Inc. established in 1981, is an information technology company, providing services and products to commercial, federal, education, state and local verticals. Areas of specific practices include communications, data availability, enterprise computing, managed services, storage and data center planning and development.